NEWLAN & NEWLAN
Attorneys at Law
2652 F. M. 407, Suite 230
Bartonville, Texas 76226	(940) 241-2004
(940) 241-2040 (fax)

April 30, 2008

Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Jenn Do

Re:	ALL Fuels & Energy Company
Form 10-KSB/A for the year ended December 31, 2006, Filed May 7, 2007;
Form 10-QSB for the quarter ended June 30, 2007, File No. 0-29417

Dear Mr. O’Brien:
This is in response to the Staff’s letter of comment dated March 5, 2008, relating to the captioned filings of ALL Fuels & Energy Company (the "Company"). The Staff’s comment is addressed below.
Please be advised that, in conjunction with the submission of this letter, amended 10-QSBs for the quarter ended June 30, 2007, and the quarter ended September 30, 2007, have been submitted for filing with the SEC. The amended filings reflect the Staff’s comments. Specifically, the amended filings:

-	comply with paragraphs 25-26 of SFAS 154;
-	provide updates to affected portions, including the MD&A section;
-	provide updated Item 3 disclosure; and
-	include updated certifications.
Please feel free to contact the undersigned, should you have any questions or require additional information.
Thank you for your attention in this matter.
Sincerely,
NEWLAN & NEWLAN

By:	/s/ ERIC NEWLAN
Eric Newlan
cc: ALL Fuels & Energy Company